EXHIBIT (a)(12)

[LETTERHEAD OF INFOCUS CORPORATION]

To: InFocus Employees

From: Lisa Prentice, Chief Financial Officer

Date: May 19, 2009

Re: Tender Offer Procedures

As you are aware, InFocus entered into a Merger Agreement with Image Holdings Corporation (“Image”). Under the Merger Agreement, if certain closing conditions are satisfied, Image will acquire InFocus in a two-step process: first, a tender offer, followed by a merger.

On April 27, 2009 Image, through a subsidiary, commenced its tender offer for all of the outstanding shares of InFocus common stock at a cash price of $0.95 per share, net to the seller in cash, without interest and subject to any required withholding taxes. The offer will expire at 12:00 midnight, New York time on May 22, 2009 (unless extended pursuant to the Merger Agreement). If InFocus shareholders holding at least 65% of the outstanding common stock (on a fully diluted basis) validly tender (and do not validly withdraw) their shares by the expiration date of the tender offer, and if the other closing conditions for the purchase of shares are met, Image will purchase all shares validly tendered in the tender offer promptly following expiration. At some point following the purchase of shares in the tender offer, the InFocus shares are expected to be delisted from NASDAQ.

After the initial purchase of shares, and if all merger closing conditions are satisfied, Image will effect a merger and InFocus will become a wholly owned subsidiary of Image. All holders of InFocus common stock who did not tender their shares in the offer will have their shares cashed out at $0.95 per share upon closing of the merger. The timing of the merger is uncertain – it is possible that the merger could occur shortly after the purchase of shares in the tender offer, but it could occur weeks or months later if Image does not acquire 90% of the outstanding shares in the tender offer or otherwise and a shareholder vote is required to complete the merger.

As an InFocus shareholder, you will need to decide what to do with your InFocus shares. If you hold InFocus shares, you will generally have three choices:

•	you can tender your shares in the tender offer;

•	you can sell your shares in the market (subject to the Company’s insider trading rules and subject to there continuing to be a public market for InFocus common stock); or

•	you can continue to hold your shares until they are cashed out in the merger.

You receive payment for shares tendered in the tender offer promptly following the closing of the tender offer. If you choose to hold your shares until consummation of the merger, you will be required to comply with certain documentary procedures established by the paying agent and will receive cash for your shares following consummation of the merger.

The decisions you make with respect to your InFocus shares are entirely your own decisions. As explained in the Solicitation/Recommendation statement filed by InFocus with the SEC on Schedule 14D-9 with respect to the tender offer, the InFocus Board of Directors unanimously recommends that shareholders accept, and tender their shares into, the tender offer.

Image and InFocus have prepared materials regarding the tender offer and filed them with the Securities and Exchange Commission. Copies are available at the SEC website (www.sec.gov), or by contacting Georgeson, Inc. at (800) 460-0079. The tender offer materials contain details regarding the tender offer, including how to validly tender shares, and your rights in the tender offer, including your withdrawal rights. These matters are not addressed in this letter.

InFocus Shares held in an E*Trade Account.

Employees of InFocus hold shares of InFocus stock in different ways, however, since many of you hold your shares through E*Trade, and because we have received many questions concerning the E*Trade process, we have provided below some information regarding procedures specific to these accounts. There are different procedures and different deadlines for tendering shares if you hold shares other than through an E*Trade account. If you hold shares other than through an E*Trade account, you may contact Georgeson, Inc. at (800) 460-0079, or your individual broker for information about how to tender those shares.

To tender shares held in an E*Trade account, you can call your E*Trade broker and tell him or her you wish to tender your shares or you can use E*Trade’s online process. The deadline for accepting the tender through E*Trade is 11:59 pm, New York time, on May 20, 2009. You are advised to submit your paperwork, or utilize E*Trade’s online process as soon as possible to ensure timely delivery.

If you chose to tender your shares using the online process, you will find the appropriate URL and your control number e-mail or the information sent to you by E*Trade. Once you have accessed your information on the site, you will see a screen where you may modify your securities position. This screen is applicable only if you have recently changed the number of shares in your account and the number of shares shown on the screen is not correct. If this is not the case, you may ignore this section.

You will then see a box to fill in the number of shares you wish to tender. In this line you should enter the number of shares you wish to tender (or decline to tender), this number would typically be the full number of shares you own. You are then presented a choice:

•	No, I do not wish to participate in this offer (if you do not wish to tender)

•	Yes, I wish to participate in this offer (if you wish to tender)

Once you have chosen one of the above options, press the button that says “Proceed to Confirmation Page.” Once you have confirmed the information on the confirmation page is correct, press the button at the bottom of the page that says “Final Submission.”

Stock Options. The vesting of all options outstanding immediately prior to completion of the tender offer will be accelerated. If you hold options with an exercise price less than the $0.95 per share being offered in the tender offer, you will be receiving separate documents which will allow you to exercise such options pursuant to a special cashless exercise program, and tender the shares you will receive pursuant to such exercise into the offer. Options with an exercise price greater than $0.95 per share will remain outstanding following the offer and the merger, however, the opportunity for you to receive value for such options is uncertain, given that there will no longer be a public market for InFocus common stock.

Sincerely,

Lisa

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of InFocus common stock are being made pursuant to an Offer to Purchase and related materials that Image Holdings Corporation and IC Acquisition Corp. filed with the SEC on Schedule TO on April 27, 2009. A Solicitation/Recommendation statement with respect to the tender offer was filed by InFocus with the SEC on Schedule 14D-9 on April 27, 2009. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Image Corporation and the Solicitation/Recommendation statement and other documents filed with the SEC by InFocus will be available free of charge by contacting Georgeson, Inc., the Information Agent for the Offer, at (800) 460-0079. Shareholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.